Exhibit 99.1

ARB IOT Group Limited Secures Additional Order for Its Smart IOT Palm Farming System, Strengthening Market Presence in Sabah

Kuala Lumpur, Malaysia, March 30, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited ("ARB IOT" or the "Company") (NASDAQ: ARBB) is pleased to announce that its wholly-owned subsidiary, ARB Agro Technology Sdn Bhd, has secured an additional order to manage approximately 2,000 acres of palm oil plantation via the Smart IOT Palm Farming System through its wholesaler, further expanding its market reach and reinforcing its commitment to delivering high-quality products to a broader customer base. It is expected to increase the Company’s yearly recurring revenue of approximately USD 13 million.

This latest order reflects the growing demand for our Smart IOT Palm Farming System and strong relationship between ARB IOT and Whizzl, being the exclusive wholesaler, sole distributor, and system integrator for our Smart IOT Palm Farming System in the regions of Sabah and Sarawak, Malaysia. By leveraging the wholesaler’s extensive network, the Company continues to strengthen its position in the market while ensuring seamless product availability to meet increasing consumer needs.

“We are thrilled to secure this additional order which serves as a testament to the trust and confidence our wholesaler partners have in our product,” said Dato’ Sri Liew Kok Leong, CEO of ARB IOT. “This milestone further solidifies our commitment to scaling our business and enhancing our capabilities to meet evolving market demands.”

As ARB IOT continues to expand its footprint, the Company remains dedicated to innovation, quality, and customer satisfaction. The secured order marks another step forward in its growth strategy and reinforces its position as a key player in the industry.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (IoT) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com